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                                                                      EXHIBIT 1

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                                                                      Exhibit 1


Media Relations                Investor Relations              Analyst Relations
  Jorge Perez                  Abraham Rodriguez                 Ricardo Sales
52 81) 8888-4334               (52 81) 8888-4262                 (212) 317-6008


                                     CEMEX
                            Building the future(TM)



                 CEMEX'S FOURTH QUARTER 2004 OPERATING INCOME
                     GROWS 21% AND NET INCOME FOR THE YEAR
                          MORE THAN DOUBLES FROM 2003

MONTERREY, MEXICO, January 18, 2005 -CEMEX, S.A. de C.V. (NYSE: CX) announced today that its consolidated net sales for the fourth quarter of 2004 were US$2.0 billion, 12% higher than in the same period of 2003. This increase is due to higher cement and ready-mix volumes in most of our markets, continued price recovery, incremental sales of our multiproduct strategy, and a stronger Mexican peso and euro during the quarter. The housing sector remained strong in our major markets, as did infrastructure spending. The United States and Spain benefited from better-than-expected December weather, which contributed to higher construction activity. In real peso terms, net sales increased 5% to
22.3 billion.

Consolidated cement sales volumes remained flat during the quarter, reaching 16 million metric tons, while ready-mix volumes increased 10% to 6.0 million cubic meters.

Free cash flow for the quarter decreased 19% versus the same quarter a year ago, reaching US$200 million. EBITDA (operating income plus depreciation and amortization) grew 14% to US$582 million. The consolidated EBITDA margin for the quarter increased to 29.1% from 28.5% in the fourth quarter of 2003. These increases are due to the continued recovery in cement prices, higher cement and ready-mix volumes, lower costs of goods sold as a percentage of sales despite higher energy costs per metric ton, and the stronger Mexican peso and euro. In real peso terms, EBITDA increased 7% to MXP 6.5 billion.

Operating income for the quarter was US$414 million, up 21% over the same period of 2003. In real peso terms, operating income increased 13% to MXP 4.6 billion.

Hector Medina, Executive Vice President of Planning and Finance, said: "I'm pleased to report that reality exceeded our expectations for the year. The average realized price for the CEMEX portfolio increased 4 percent in cement and 7 percent in ready-mix in US dollar terms. We are therefore entering 2005 with higher average dollar prices than the average for 2004, partly as a result of a stronger exchange rate, and thus maintaining the positive momentum for prices on average. Domestic volume growth for the aggregate CEMEX portfolio was 4 percent, with cement demand growing in 9 of our 14 largest markets"

Selling, general, and administrative expenses (SG&A) as percentage of net sales decreased 0.85 percentage points versus fourth quarter of 2003, and 1.04 percentage points in 2004 versus 2003. Transportation costs increased throughout our markets during the year as a result of higher worldwide energy costs. However, our ongoing cost-reduction initiatives put in place in the past years have produced significant savings at the corporate and operating levels, which have offset these higher costs.

For the last quarter of 2004, majority net income was 266% higher, reaching US$334 million versus US$91 million a year ago, and increased 108% for the full year 2004, reaching US$1.3 billion. The increase in 2004 is due to strong operating performance, a significantly lower foreign-exchange loss, and gains resulting from our derivative positions. For the fourth quarter, CEMEX reported a foreign-exchange gain of US$38 million versus a loss of US$29 million in the same quarter of 2003 due mainly to the appreciation of the Mexican peso against the US dollar during the quarter.

Net debt at the end of the year was at US$5.6 billion, 1% lower than that at the end of 2003. During the quarter we drew approximately US$800 million from the acquisition facilities for RMC to purchase 50 million shares of RMC. Despite the stable level of indebtness, the net debt to EBITDA ratio decreased to 2.2 times, from 2.7 times at the end of 2003, and interest coverage (EBITDA divided by interest expense plus preferred dividends, all for the last twelve months) reached 6.8 times, versus 5.3 times twelve months ago.

Our Mexican operations reported net sales of US$721 million, 9% higher than in the fourth quarter 2003, and EBITDA of US$282 million, an increase of 3%. Domestic cement sales volumes for the quarter remained flat, while ready-mix volumes increased 22%. Cement demand during the year was driven mainly by government infrastructure spending and by low- and middle - income housing. Total mortgages awarded for the year represented an increase of about 2% versus 2003 levels. The self construction sector remained flat for the year, as the moderate increase in the aggregate disposable income did not keep up with significant price increases of other building material such as steel.

In The United States, net sales for the quarter were US$503 million, 13% higher, while EBITDA reached US$130 million, an increase of 31%. Domestic cement and ready-mix sales volumes for the quarter grew 5% and 2%, respectively, versus fourth quarter 2003. The combination of a strong construction market throughout the year and better-than-expected December weather led to the strong volume growth. The main drivers of demand during the year were the residential sector--driven mainly by a favorable interest-rate environment, as well as positive demographics and household formation--and the public sector. The industrial and commercial sector, which declined in 2003, made a strong recovery and grew in 2004.

Our operations in Spain reported net sales of US$336 million in the fourth quarter of 2004, up 22% from the year-earlier period. EBITDA reached US$100 million, representing an increase of 28%. Domestic cement sales volumes grew 5% while ready-mix volumes increased 6%, compared to the same quarter of 2003. The strength of the economy combined with a robust construction sector during the year and better than expected weather in November and December led to the increase in cement and ready-mix volumes. The residential sector was one of the main drivers of demand, with housing starts increasing about 10% versus 2003 levels. Public works spending remained an important component of cement consumption; the sector's primary catalyst continues to be the Spanish infrastructure plan, which partially mitigated the slowdown in post-electoral spending during the year.

In Venezuela, fourth-quarter net sales grew 6% to US$89 million, while EBITDA remained flat at US$38 million. Domestic cement sales volumes increased 9%, while ready-mix volumes decreased 1% compared to fourth quarter 2003. The main drivers of demand were the self construction and commercial sectors. Government spending remained stable, but at a higher level than in the previous year. Construction from the private sector is increasing as confidence in the economy recovers.

Our Colombian operation's net sales were US$63 million, up 9% versus fourth quarter 2003, while EBITDA decreased 5% to US$33 million. Domestic cement volume increased 9% and ready-mix volume decreased 5% in the fourth quarter, versus the same period a year ago. The main drivers of demand during the year were the commercial sector, and to a lesser extent, the residential sector. Public spending did not increase during the year, but it is now showing signs of recovery with new projects underway in several regions of the country.

In Egypt, net sales for the quarter grew 18% to US$47 million, and EBITDA increased 16%, reaching US$19 million. Domestic cement sales volumes declined 8% versus fourth quarter 2003. The decrease in cement volumes resulted from a slowdown in government infrastructure spending and a reduction in worker remittances due to the political tension in the region, which was partially offset by a more than 170 percent increase in exports versus 2003.

Our operations in Central America and the Caribbean reported net sales of US$144 million, up 7% versus fourth quarter 2003, while EBITDA decreased 4% to US$32 million. Cement sales and ready-mix volumes were up 3% and 5%, respectively, versus the same quarter a year ago because all of our markets in the region, with the exception of the Dominican Republic, increased their cement and ready-mix volumes.

Our Asian operations, which include the Philippines, Thailand, Taiwan, and Bangladesh, reported net sales of US$50 million, 10% higher than in fourth quarter 2003, while EBITDA increased 180% to US$12 million. Domestic cement sales volumes were down 5% compared to the same quarter of 2003, due mainly to lower volumes in the Philippines.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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